SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on April 3, 2023.

By letter dated April 3, 2023, CRESUD S.A.C.I.F y A. (“the Company”) informs that FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), has decided to raise the rating of the Company's Notes as detailed below:

- Issuer Rating: AA+ (arg)

  Series XXX Notes with maturing in August 2023: AA+ (arg)
  Series XXXI Notes with maturing in November 2023: AA+ (arg)
  Series XXXIII Notes with maturing in July 2024: AA+ (arg)
  Series XXXIV Notes with maturing in June 2024: AA+ (arg)
  Series XXXV Notes with maturing in September 2024: AA+ (arg)
  Series XXXVI Notes with maturing in February 2025: AA+ (arg)
  Series XXXVII Notes with maturing in March 2025: AA+ (arg)
  Series XXXVIII Notes with maturing in March 2026: AA+ (arg)
  Series XXXIX Notes with maturing in February 2024: AA+ (arg)
  Series XL Notes with maturing in Dicember 2026: AA+ (arg)
  Series XLI Notes with maturing in October 2024: AA+ (arg)
  Series XLII Notes with maturing in May 2026: AA+ (arg)

Likewise, the rating report is published on the risk rating agent website.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
April 3, 2023